

09058865

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 67798

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 ___01/01/08___ AND ENDING ___12/31/08___
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bulger Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 Turner Street, Building 3, Suite 530
                              (No. and Street)

Waltham   MA   02453
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
   Moody, Famiglietti & Andronico, LLP

                     (Name – if individual, state last, first, middle name)

1 Highwood Drive   Tewksbury   MA   01876
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

SEC Mail Processing
Section

MAR 02 2009

Washington, DC
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X   Certified Public Accountant
☐   Public Accountant
☐   Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.1 7a-5(e)(2)



OATH OR AFFIRMATION

I, ___A. Christopher Bulger_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___Bulger Capital, LLC_____ , as

of ___12/31/08_____ , 20 _08___ are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Managing   Member
_____ Title

_____
Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
  (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
  (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
  (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
      Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
  (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
      consolidation.
X (l) An Oath or Affirmation.
  (m) A copy of the SIPC Supplemental Report.
  (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

To the Members
Bulger Capital, LLC and Subsidiary
Waltham, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidated statement of financial condition of Bulger Capital, LLC and Subsidiary (collectively referred to as the "LLC") as of December 31, 2008, and the related consolidated statements of operations, changes in members' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the LLC's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The LLC is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the LLC's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bulger Capital, LLC and Subsidiary as of December 31, 2008, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The supplemental schedule of computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
February 27, 2009

December 31	2008
Assets	
Current Assets:	
Cash	$ 38,549
Certificate of Deposit	1,366,167
Commissions Receivable, Net of Allowance for Doubtful Accounts of $25,000	636,687
Due from Related Parties	25,158
Prepaid Expenses	8,737
Total Current Assets	2,075,298
Due from Members	367,097
Property and Equipment, Net of Accumulated Depreciation	75,851
Investment in Bulger Capital GP, L.P.	379,527
Total Assets	$ 2,897,773
Liabilities and Members' Equity	
Current Liabilities:	
Accounts Payable	$ 14,399
Accrued Expenses	382,547
Deferred Revenue	16,667
Total Current Liabilities	413,613
Members' Equity	2,484,160
Total Liabilities and Members' Equity	$ 2,897,773

For the Year Ended December 31	2008
Revenue	$ 1,922,702
General and Administration Expenses:	
Payroll and Benefits	1,568,786
Adminstration Expenses	522,944
Total General and Administration Expenses	2,091,730
Loss from Operations	(169,028)
Other Income (Expense):	
Interest Income	62,636
Loss on Equity Investment in Bulger Capital GP, L.P.	(2,973)
Total Other Income	59,663
Net Loss	$ (109,365)

The accompanying notes are an integral part of these consolidated financial statements.

For the Year Ended December 31		2008
Members' Equity, Beginning	$	2,393,525
Members' Contributions		200,000
Net Loss		(109,365)
Members' Equity, Ending	$	2,484,160

For the Year Ended December 31		2008
Cash Flows from Operating Activities:		
Net Loss	$	(109,365)
Adjustments to Reconcile Net Loss to Net Cash Used		
in Operating Activities:		
Depreciation		15,460
Loss on Equity Investment in Bulger Capital GP, L.P.		2,973
Bad Debts		25,000
Increase in Commissions Receivable		(661,687)
Decrease in Prepaid Expenses		120
Decrease in Accounts Payable		(125,357)
Increase in Accrued Expenses		382,547
Increase in Deferred Revenue		16,667
Net Cash Used in Operating Activities		(453,642)
Cash Flows from Investing Activities:		
Proceeds from Certificate of Deposit		640,523
Investment in Bulger Capital GP, L.P.		(382,500)
Acquisition of Property and Equipment		(36,249)
Repayment of Advances from Members		(16,667)
Net Cash Provided by Investing Activities		205,107
Cash Flows from Financing Activities:		
Net Advances to Members		(367,097)
Members' Contributions		200,000
Net Advances to Related Parties		(25,158)
Net Cash Used in Financing Activities		(192,255)
Net Decrease in Cash		(440,790)
Cash, Beginning		479,339
Cash, Ending	$	38,549

1. Significant Accounting Policies:

Principals of Consolidation: The accompanying consolidated financial statements include the accounts of Bulger Capital, LLC (the "Parent") and its wholly owned subsidiary, Bulger Capital Partners, LLC ("BCPLLC") (collectively referred to as the "LLC"). All significant inter-company balances and transactions have been eliminated in consolidation.

Reporting Entity: The Parent, which was formed on December 6, 2007 as a Massachusetts limited liability company, is primarily engaged in investment advisory and capital raising activities. BCPLLC was formed on December 6, 2007 as a Massachusetts limited liability company with a primary business purpose to hold certain investments.

Revenue Recognition: The LLC recognizes transaction fees at the time the transaction is completed and the income is reasonably determinable. Initial nonrefundable retainer fees are recognized over the term of the contract.

Cash: The LLC maintains cash in bank deposit accounts which, at times, may exceed federally insured limits.

Certificate of Deposit: The LLC maintains excess cash reserves in a short-term certificate of deposit with an original maturity of one year or less.

Commissions Receivable and Concentration of Credit Risk: Financial instruments that potentially subject the LLC to concentration of credit risk consist primarily of commissions receivable. Commissions receivable are stated at the amount management expects to collect from outstanding balances. The LLC performs ongoing credit evaluations of its customers and generally requires no collateral to secure accounts receivable. The LLC maintains an allowance for potentially uncollectible commissions receivable based upon is assessment of the collectability of commissions receivable.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets as follows:

Furniture and Fixtures	5 Years
Computers	5 Years
Leasehold Improvements	Life of Lease

Deferred Revenue: Fees billed and collected in advance for future periods are recorded as deferred revenue until earned.

Income Taxes: No provision for federal or state income taxes is presented in these consolidated financial statements as the LLC is a limited liability company, which is taxed as a Partnership, and accordingly, its taxable income is allocated to its members for income tax reporting purposes.

Uses of Estimates: Management has used estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities in its preparation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results experienced by the LLC may differ from those estimates.

2. Net Capital:

The LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of not less than the greater of 12.5% of aggregate indebtedness or $5,000. As of December 31, 2008, the LLC's net capital amounted to $991,103.

Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The LLC's aggregate indebtedness to net capital ratio amounted to 0.42 to 1 as of December 31, 2008.

The LLC does not hold customer funds or securities and is exempt from SEC Rule 15c3-3 pursuant to exemptive provision (k)(2)(i)

3. Due from Related Parties:

Due from related parties represents unsecured, non-interest bearing cash advances to the Bulger Capital GP L.P. ("BCGP"), and Bulger Capital Partners L.P. ("BCLP"), an entity affiliated with the LLC through certain common ownership. As of December 31, 2008, amounts due from these related parties amounted to $25,158.

4. Property and Equipment:

Property and equipment as of December 21, 2008, consist of the following:

Furniture and Fixtures	$	48,597
Computers		41,590
Leasehold Improvement		10,333
		100,520
Less: Accumulated Depreciation		24,669
	$	75,851

5. Due from Members:

Due from Members represents unsecured, 3.5% interest bearing cash advances made to certain members by the LLC. As of December 31, 2008, the Company has net cash advances due from members in the amount of $367,097. The advances have no stated repayment terms.

6. Investment in Bulger Capital GP, L.P.:

As of December 31, 2008, the LLC has a 39.23% general partner interest in Bulger Capital GP, L.P. ("BCGPLP"). BCGPLP has a 30.23% general partner interest in Bulger Capital Partners L.P. ("BCPLP"), whose primary business purpose is to hold certain investments. The LLC's investment in BCGPLP is accounted for in accordance with the equity method of accounting.

The following represents the condensed financial data of BCGPLP as of and for the year ended December 31, 2008:

Total Assets	$	1,292,386
Total Members' Equity	$	1,292,386
Loss on Investments	$	(7,564)
Other Expenses		(50)
Net Loss	$	(7,614)

During 2008, the BCGPLP also entered into a management agreement with BCPLP. For the year ended December 31, 2008, BCGPLP waived the management fees payable under this management agreement.

The Company's LLC investment activity for the year ended December 31, 2008 is as follows:

Investment Balance, Beginning of Year	$	-
Investment in BCGPLP		382,500
Share of BCGPLP's Loss for the Year		(2,973)
Investment Balance, End of Year	$	379,527

7. Operating Lease:

The LLC leases office space in Waltham, Massachusetts through a cancelable lease agreement expiring in December 2010. Under the lease agreement, the LLC is obligated to make monthly rental payments, subject to an escalation clause, plus their proportionate share of certain operating costs. During the year ended December 31, 2008, rent expense incurred by the LLC under this agreement amounted to $55,452.

8. Economic Dependency:

During the year ended December 31, 2008, the LLC generated significant revenues from three customers. Services provided to these customers represented approximately 75% of the LLC's total revenues. As of December 31, 2008, two customers accounted for approximately 90% of the LLC's total commissions receivable balance.

Schedule of Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission
Bulger Capital, LLC and Subsidiary

For the Year Ended December 31		2008
Aggregate Indebtedness	$	413,613
Partners' Capital	$	2,484,160
Deductions for Nonallowable Assets:		
Commissions Receivable		(636,687)
Due from Related Parties		(25,158)
Prepaid Expenses		(8,737)
Due from Members		(367,097)
Property and Equipment, Net of Accumulated Depreciation		(75,851)
Investment in Bulger Capital GP, L.P.		(379,527)
Net Capital		991,103
Minimum Net Capital Requirement to be Maintained		51,701
Net Capital in Excess of Requirements	$	939,402
Ratio of Aggregate Indebtedness to Net Capital		0.42 to 1

There are no material differences between the audited net capital computation and unaudited Part IIA of Form X-17A-5, the Financial and Operational Combined Uniform Single Report (FOCUS Report) as of December 31, 2008

To the Members
Bulger Capital, LLC and Subsidiary
Waltham, Massachusetts

Independent Auditors' Report on Internal Control Structure Required by
SEC Rule 17a - 5

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Bulger Capital, LLC and Subsidiary as of December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the LLC's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of the LLC's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the LLC including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the LLC in any of the following:

1. Making quarterly securities examinations, counts, verification, and comparisons, and recordation of differences required by Rule 17a–13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the LLC has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



To the Members
Bulger Capital, LLC and Subsidiary
Page Two

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness; yet important enough to merit attention by those responsible for oversight of the LLC's financial reporting.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the LLC's annual consolidated financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the LLC's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the members', the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moody, Famiglietti & Andronico, LLP

Moody, Famiglietti & Andronico, LLP
February 27, 2009

MFA - Moody, Famiglietti & Andronico, LLP
1 Highwood Drive, Tewksbury, MA 01876
(978) 557-5300   www.mfa-cpa.com

BULGER CAPITAL, LLC AND SUBSIDIARY

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2008

